Exhibit 99.3

Dehaier Medical Announces 2012 Fourth Quarter and Year End Financial Results

Net income up 2.91%

Gross margin increased 1.28%

BEIJING -- March 18, 2013 -- Dehaier Medical Systems Ltd. (Nasdaq: DHRM) (“Dehaier” or the “Company”), an emerging leader in the development, assembly, marketing and sale of medical devices and homecare medical products, today announced its financial results for the fourth quarter and year ended December 31, 2012.

Mr. Ping Chen, Chief Executive Officer of Dehaier Medical, stated, "We are pleased with our progress in 2012 as our business strategy has proved to be the right decision for our company. We strengthened the force of our state-level medical procurement department and gained abundant experience in bidding and project implementation. In addition, we enhanced our intellectual property portfolio by obtaining copyrights for our newly-developed products and technologies. We also refined our sleep respiratory and oxygen therapy business strategies and enriched our product pipeline by becoming a distributor of GCE’s efficient oxygen valve and an effective sleep diagnosis and management system to address the increasing demands of the sleep apnea and oxygen therapy market.”

Mr. Ping Chen continued, “Outside of China, one of our products was selected for a long-term purchasing agreement in Ukraine and Germany. Finally, we realized improved net profit and EPS by controlling our internal costs, adjusting our revenue mix of homecare products sales and medical equipment sales and streamlining the inventory and manufacturing process. We will devote much of our effort to the burgeoning sleep diagnostic and oxygen therapy markets and expect to drive a more diverse and robust revenue stream to the Company.”

Operating Highlights for Fiscal Year 2012

Major State-level Medical Procurement Contracts:
•	In March 2012, the Company won a new bid to implement a government procurement project to provide imaging equipment for township hospitals in Xi’an, Shaanxi, China.
•	In September 2012, the Company won a 3-year procurement agreement for its proprietary air compressors and customized trolleys from a major medical equipment manufacturer in Ukraine.
•	In September 2012, the Company signed three medical equipment procurement agreements with Beijing's Hospitals 304 and 307, two of China's most well-known first-tier hospitals, and with Beijing Kanglian Medicines Co. for the China Development Bank Rural Medical and Health Construction Project.
•	In October 2012, the Company won a government procurement contract with Xinjiang Province to distribute medical equipments to Hospitals in Xinjiang. The contract will be implemented by the end of 2012.
•	In December 2012, the Company signed a medical equipment procurement agreement with Hebei province for the China Development Bank Rural Medical and Health Construction Project.

Intellectual Property Progress:
•	In January 2012, the Company received Conformité Européenne (CE) certification for the sleep diagnostic devices and air compressors. The CE mark recognizes that the two products meet European Union (EU) health and safety standards and are approved for sale in the 27 member states of the EU and in the four members of the European Free Trade Association (EFTA).

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March 18, 2013

•	Also in March 2012, the Company obtained two software copyrights for its CPAP devices. The addition of these copyrights to our intellectual property portfolio reflects progress in our ongoing research and development efforts into the new generation of homecare CPAP devices.
•	In July 2012, the Company received approval from China’s State Food and Drug Administration (“SFDA”) for its proprietary homecare medical CPAP device, the DHR-CPAP-C5. The certificate is valid until July 1, 2016 (subject to renewal) and allows us to sell the product in mainland China.
•	Also between April and June 2012, the Company obtained software copyrights from China’s National Copyright Administration for four of its proprietary technologies, including (1) Analysis and Monitoring Software of Adsorption Tower Oxygen Generation Process, (2) Dehaier Homecare CPAP Controlling Software, (3) Ventilator of CPAP Controlling Software and (4) Air Compressor Controlling Software. These copyrights have been approved for 50 years from the grant date.
•	In September 2012, the Company obtained Megapixels software copyrights for its DHR C-Arm X Ray Machine. The upgraded technology can produce optimized images with minimal user involvement through its advanced imaging technology.

Distribution Authorizations Extension:
•	In April 2012, the Company renewed its strategic cooperation agreement with Timesco of London Ltd. The agreement appoints Dehaier as the exclusive distributor for Timesco’s CXL and Eclipse series laryngoscope products in mainland China for three years.
•	In May 2012, the Company extended its exclusive distribution authorization with INTERMEDICAL (“IMD”), to distribute its RADIUS C-arm X-ray machines in mainland China. The extended term runs through 2014.
•	In June 2012, the Company entered a three-year strategic mutual cooperation agreement with HEYER Medical AG (“Heyer”). According to this agreement, the Company will continue to be one of the key Chinese distributors for Heyer’s anesthesia machines and the exclusive distributor of its nebulizers in China.
•	In September 2012, the Company entered into a two-year distribution agreement with GCE group, a leading global compressed gas-equipment company, to become the exclusive distributor for GCE's EASE II product in Mainland China. The newly-distributed product can be widely used in many fields including disaster relief efforts, national defense, emergency rooms, ambulances, and medical institutions.

Research and Development Achievements and Company Progress:
•	Also in June 2012, the Company co-developed a “High-Efficiency Oxygen Inhaler” with Dr. Ding Jianzhang of Beijing Haidian Hospital. The portable device is designed for use in homecare oxygen therapy, emergency treatment, disaster relief activities and high-altitude settings.
•	In October 2012, the Company renewed its status of National High Technology Enterprises and received government subsidies of RMB118,100 for short-term bank loan interest, as a result of favorable treatment granted to High Technology Enterprises.
•	In December 2012, Beijing Zhongguancun Enterprises Credit Promotion Association improved the Company's credit rating from BBB+ to A-, as a result of its improved performance of competitiveness in the industry, relatively strong enterprise system, sustainable business model and low credit risk.
•	In December 2012, the Company presented its newly-developed Efficient Oxygen Supplement System ("EOS System") at the 2012 Military Surgical Symposium, held in Tianjin from November 30 to December 2, 2012. The symposium featured high level, forward-looking medical concepts and theories and best practices.

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Financial Overview

•	For the years ended December 31, 2012 and 2011, our total revenues amounted to approximately $21.37 million and $21.64 million, respectively. Our net income attributable to Dehaier for the years ended December 31, 2012 and 2011 was approximately $3.21 million and $3.10 million, respectively. Net income attributable to Dehaier increased slightly on slightly decreased revenues, mainly due to the Company’s operating strategy changes that reduced expenses. While we continuously developed our sales channels on traditional medical devices sales, we have also been adjusting our strategy to expand into government procurement projects and the burgeoning respiratory and oxygen homecare market.

Fiscal 2012 Financial Highlights

•	Our total revenues decreased by 1.24% from $21.64 million for the fiscal year ended December 31, 2011 to $21.37 million for the fiscal year ended December 31, 2012. In 2012, we continuously developed our sales channels for traditional medical devices sales. At the same time, we also began to adjust our operating strategy to expand into government procurement projects and the burgeoning respiratory and oxygen homecare market. Management believes revenues have decreased slightly in traditional device sales due to an increasingly challenging market and new competitors. Further, our government procurement efforts and homecare business are still at a relatively early stage. As a result, our overall revenues are slightly lower than in 2011.
•	Our gross profit increased from $7.94 million in 2011 to $8.12 million in 2012, and our gross margin increased slightly from 36.70% in 2011 to 37.98% in 2012. Management believes the shift in the Company’s revenue mix away from traditional device sales resulted in increases in gross margin and net income.
•	As a result of the foregoing, we generated an operating income of approximately $4.39 million in 2012, compared to approximately $3.61 million in 2011. Operating income increased by 21.46% largely due to the decrease in selling expenses.
•	As a result of the foregoing, we had net income of approximately $3.22 million in 2012, compared to approximately $3.13 million in 2011. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $3.21 million and $3.10 million in 2012 and 2011, respectively.

Balance Sheet Highlight

(in millions)	12/31/2012	12/31/2011
Cash and Cash Equivalents	$3.5	$3.7
Working Capital	28.9	27.0
Total Long-term Debt	0	0
Equity	34.1	30.2

•	As of December 31, 2012, we had $3.51 million cash and cash equivalents. As a result of the total cash activities, net cash decreased from $3.69 million at December 31, 2011, mainly because we invested in obtaining copyright protection for our software for our future development.
•	We believe that our currently available working capital of $28.9 million including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months.

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About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including respiratory and oxygen homecare medical products. The company develops and assembles its own branded medical devices and homecare medical products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), Welch Allyn (USA), HEYER (Germany), Timesco (UK), eVent Medical (US) and JMS (Japan). Dehaier's technology is based on six patents, nine software copyrights and proprietary technology. More information may be found at http://www.dehaier.com.cn

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, government approvals or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, future developments in payment for and demand for medical equipment and services, implementation of and performance under the joint venture agreement by all parties, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact Us

Dehaier Medical Systems Limited

Surie Liu

+86 10-5166-0080

lius@dehaier.com.cn

Dehaier Medical Systems Limited

Tina He

+86 10-5166-0080

hexw@dehaier.com.cn

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2012	2011
	US$	US$
Revenue	21,370,325	21,639,283

Costs of revenue	(13,254,587)	(13,696,743)

Gross profit	8,115,738	7,942,540

Service income	300,338	281,656
Service expenses	(71,376)	(113,861)
General and administrative expense	(2,599,368)	(2,620,845)
Selling expense	(1,357,972)	(1,877,303)

Operating Income	4,387,360	3,612,187

Financial expenses ( including interest expense of $149,488 and $82,136)	(151,720)	(86,712)
Other income	23,872	34,965
Other expense	(173)	(232)
Change in fair value of warrants liability	(180,192)	221,640

Income before provision for income tax and non-controlling interest	4,079,147	3,781,848

Provision for income tax	(862,795)	(656,297)

Net income	3,216,352	3,125,551

Non-Controlling interest in income	(10,201)	(22,431)

Net income attributable to Dehaier Medical Systems Limited	3,206,151	3,103,120

Net income	3,216,352	3,125,551

Other comprehensive income
Foreign currency translation adjustments	398,686	1,174,044

Comprehensive Income	3,615,038	4,299,595
Comprehensive income attributable to the non-controlling interest	(27,173)	(85,442)

Comprehensive income attributable to Dehaier Medical Systems Limited	3,587,865	4,214,153

Earnings per share
-Basic	0.70	0.69
-Diluted	0.70	0.69

Weighted average number of common shares used in computation
-Basic	4,578,151	4,514,329
-Diluted	4,601,907	4,514,329

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
	US$	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,505,330	3,694,486
Accounts receivable -less allowance for doubtful accounts of $865,769 and $859,509	11,960,193	12,159,842
Contract Deposits	3,027,616	2,110,942
Other receivables, net	556,635	411,194
Advances to Suppliers	4,470,756	4,348,847
Prepayment and other current assets	4,069,975	2,365,154
Inventories, net	4,654,827	5,532,311
Tax receivable	328,208	888,452
Deferred tax asset	119,437	118,030
Total Current Assets	32,692,977	31,629,258

Property and equipment, net	2,895,523	3,348,533
Intangible assets, net	2,694,439	-
Total Assets	38,282,939	34,977,791

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,407,200	1,585,890
Accounts payable	37,640	32,925
Advances from customers	248,940	303,000
Accrued expenses and other current liabilities	406,452	349,158
Taxes payable	401,574	2,042,048
Warranty obligation	338,671	334,680
Total Current Liabilities	3,840,477	4,647,701

OTHER LIABILITIES
Warrants liability	374,166	96,469
Total Liabilities	4,214,643	4,744,170
Commitments and Contingency
Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 4,620,000 and 4,560,000 shares issued and outstanding at December 31, 2012 and 2011, respectively	12,618	12,454
Additional paid in capital	13,500,847	13,281,374
Retained earnings	16,147,723	12,941,572
Accumulated other comprehensive income	2,967,202	2,585,488
Total Dehaier Medical Systems Limited shareholders' equity	32,628,390	28,820,888
Non-controlling interest	1,439,906	1,412,733
Total equity	34,068,296	30,233,621
Total liabilities and equity	38,282,939	34,977,791

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2012	2011
	US$	US$
Cash flows from operating activities

Net income	3,216,352	3,125,551
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Stock-based compensation expense	314,479	144,453
Depreciation and amortization	552,086	450,518
Change in fair value of warrants liability	180,192	(221,640)
(Recovery of) Provision for doubtful accounts	(3,939)	749,280
Provision for doubtful accounts - other receivables	598,747	-
Provision for warranty reserve	-	37,303
Deferred tax benefit	-	(118,030)
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	344,341	(3,797,045)
Increase in prepayments and other current assets	(1,730,704)	(1,413,176)
Decrease (Increase) in other receivables	(1,617,781)	642,287
Decrease in inventories	931,844	842,052
Decrease in tax receivable	563,816	2,630,467
Increase in accounts payable	4,271	3,607
(Decrease) Increase in advances from customers	(56,965)	33,811
Increase in accrued expenses and other current liabilities	52,482	14,470
Decrease in taxes payable	(1,644,345)	(6,285,660)
Net cash provided by (used in) operating activities	1,704,876	(3,161,752)

Cash flows from investing activities
Capital expenditures and other additions	(11,054)	(153,061)
Software Copyrights	(2,715,453)	-
Advances to related parties	-	(2,358)
Net cash used in investing activities	(2,726,507)	(155,419)

Cash flows from financing activities
Proceeds from bank loan	2,373,145	1,542,680
Repayment of bank loan	(1,580,436)	(1,533,604)
Net cash provided by financing activities	792,709	9,076

Effect of exchange rate fluctuations on cash and cash equivalents	39,766	1,079,195

Net decrease in cash and cash equivalents	(189,156)	(2,228,900)

Cash and cash equivalents at beginning of year	3,694,486	5,923,386

Cash and cash equivalents at end of year	3,505,330	3,694,486

Supplemental cash flow information
Income tax paid	1,416,958	1,906,763
Interest paid	149,488	82,136